Prospectus Supplement No. 2 to
Prospectus dated November 6, 2006
Registration No. 333-133732
Filed pursuant to Rule 424(b)(3)

NATIONAL HOLDINGS CORPORATION

Supplement No. 2
to
Prospectus Dated November 6, 2006

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This Prospectus Supplement supplements our Prospectus dated November 6, 2006, as supplemented by Prospectus Supplement No.1 dated December 20, 2006, relating to the offer and sale from time to time of up to 8,796,518 shares of our common stock for the accounts of the selling stockholders named in the Prospectus. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully with the Prospectus.

Current Report on Form 8-K

On January 3, 2007, we filed a Current Report on Form 8-K announcing the appointment of Christopher Dewey as a Class I director. The Securities and Exchange Commission allows us to “incorporate” into the Prospectus the information we periodically file with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to those documents. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed with the Commission on January 3, 2007. Upon written or oral request, we will provide free of charge a copy of the Current Report incorporated by reference to each person, including any beneficial owner of our common stock, to whom a copy of the Prospectus is delivered. To request a copy of this document, you should write or telephone us at the following address and telephone number:

National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271
Telephone: (212) 417-8000

In addition, you may access this report incorporated by reference through the SEC’s website at www.sec.gov.

National Holdings Corporation, a Delaware corporation organized in 1996, is a financial services organization operating through its wholly owned subsidiaries, National Securities Corporation, a Washington corporation organized in 1947 (“National Securities”) and National Insurance Corporation, a Washington corporation organized in 2006 (“National Insurance”). National Securities conducts a national securities brokerage business through 41 branch offices located throughout the country, and its main offices in Seattle, Washington and New York, New York and one office outside the country. National Securities’ business includes securities brokerage for individual and institutional clients, market-making trading activities, asset management and corporate finance services. National Insurance will provide fixed insurance products to its clients, including life insurance, disability insurance, long term care insurance and fixed annuities. National Insurance is in the process of completing the requisite state registrations, and has not yet commenced active business operations. On March 15, 2006, the Company changed its name from “Olympic Cascade Financial Corporation” to “National Holdings Corporation.”

Our common stock is listed on the OTCBB under the symbol “NHLD.OB.” On January 3, 2007, the closing price of our common stock as quoted on the OTCBB was $1.65 per share.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors listed in the Prospectus and this Supplement before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 4, 2007